Filed by TiVo Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TiVo Corporation; Xperi Corporation; XRAY-TWOLF Holdco Corporation

Commission File No.: 001-37870

Xperi and TiVo Announce HSR Clearance

Transaction Remains on Track to Close in Second Quarter

SAN JOSE, California (February 5, 2020) – Xperi Corporation (Nasdaq: XPER) and TiVo Corporation (Nasdaq: TIVO) today announced that they have received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the all-stock merger of equals transaction of Xperi and TiVo. The early termination of the waiting period under the HSR Act satisfies one of the conditions to the closing of the transactions contemplated by the previously announced Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) made and entered into as of December 18, 2019, by and among Xperi, TiVo, XRAY-TWOLF Holdco Corporation (“Holdco”), XRAY Merger Sub Corporation, and TWOLF Merger Sub Corporation. The consummation of such transactions remains subject to other customary closing conditions set forth in the Merger Agreement, including receipt of the approval of the stockholders of Xperi and TiVo.

Xperi and TiVo intend to cause Holdco to file the registration statement on Form S-4, which will include a joint proxy statement of Xperi and TiVo, at or around the same time of the filing of each company’s annual report on Form 10-K on February 18, 2020. Xperi and TiVo still anticipate that the closing of the transaction will occur in the second quarter of 2020, subject to approval of both Xperi and TiVo stockholders and other customary closing conditions.

About Xperi Corporation

Xperi Corporation (Nasdaq: XPER) and its brands DTS, IMAX Enhanced, HD Radio, and Invensas, are dedicated to creating innovative technology solutions that enable extraordinary experiences for people around the world. Xperi’s solutions are licensed by hundreds of leading global partners and have shipped in billions of products in areas including premium audio, automotive, broadcast, computational imaging, computer vision, mobile computing and communications, memory, data storage, and 3D semiconductor interconnect and packaging. For more information, please call 408-321-6000 or visit www.xperi.com.

About TiVo Corporation

TiVo Corporation (Nasdaq: TIVO) brings entertainment together, making it easy to find, watch and enjoy. We serve up the best movies, shows and videos from across live TV, on-demand, streaming services and countless apps, helping people to watch on their terms. For studios, networks and advertisers, TiVo delivers a passionate group of watchers to increase viewership and engagement across all screens. Go to tivo.com and enjoy watching.

Contacts

Xperi Investor Contact:

Geri Weinfeld

818-436-1231

geri.weinfeld@xperi.com

Xperi Media Contact:

Stacy Roughan

818-436-1086

media@Xperi.com

TiVo Investor Contact:

Debi Palmer

818-295-6651

debi.palmer@tivo.com

TiVo Media Contact:

John Goodwin

646-706-1691

john.goodwin@tivo.com

Important Information and Where to Find It

In connection with the proposed transaction, TiVo and Xperi will cause Holdco to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of TiVo and Xperi and that also will constitute a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). TiVo, Xperi and Holdco may also file other documents with the SEC regarding the proposed transaction. This press release is not a substitute for the Joint Proxy Statement/Prospectus or any other document which TiVo, Xperi or Holdco may file with the SEC. INVESTORS, TIVO STOCKHOLDERS AND XPERI STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, TiVo stockholders and Xperi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by TiVo, Xperi or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of TiVo or Xperi at the following:

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

818-295-6651

IR@tivo.com

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

818-436-1231

IR@xperi.com

Participants in the Solicitation

TiVo, Xperi or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. TiVo stockholders and Xperi stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of TiVo and Xperi directors and executive officers in the transaction, which may be different than those of TiVo and Xperi stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on TiVo’s and Xperi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by TiVo and Xperi, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of TiVo and Xperi; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including TiVo’s and Xperi’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against TiVo, Xperi or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm TiVo’s or Xperi’s business, including current plans and operations; (vii) the ability of TiVo or Xperi to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting TiVo’s or Xperi’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which TiVo and Xperi operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect TiVo and/or Xperi financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact TiVo’s or Xperi’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as TiVo’s and Xperi’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of TiVo and/or Xperi; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on TiVo’s or Xperi’s consolidated financial condition, results of operations, or liquidity. Neither TiVo nor Xperi assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.